U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                        Commission File Number 000-13966

                        MERCURY PARTNERS & COMPANY INC.
             (Exact Name of Registrant as specified in its charter)

    Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
                    (Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [ ]  Form 40-F
                       -

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No   X
                                  -----       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

                            [Graphic Omitted] MERCURY


                              Third Quarter Report
                               September 30, 2002


Mercury Partners & Company Inc. is a publicly traded financial service company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Mercury's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "MYP.U".

Press releases and other financial information can be accessed through the Internet at www.mercury.ca or by writing to:
              --------------

                          Office of Corporate Relations
                         Mercury Partners & Company Inc.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                     V6B 5L8

                                 www.mercury.ca
                                 --------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

Statements in this quarterly report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this quarterly report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

DISCUSSION  OF  OPERATIONS  AND  FINANCIAL  CONDITION

At September 30, 2002, the Company's readily available cash and cash equivalents totaled $248,455 while additional sources of liquidity included $672,682 in marketable securities and $225,963 of loans, notes and other receivables.

The Company's long-term assets included meaningful equity ownership percentages in North Group Limited (formerly Takla Star Resources Ltd.) and Cybersurf Corp. Accordingly, total assets of the Company at September 30, 2002 were $2,702,864 as compared to $2,663,985 at December 31, 2001.

For the nine month period ending September 30, 2002, the Company's revenues were $262,020 while expenses were $91,693 resulting in a profit of $170,327. The Company reported revenues of $59,430 and expenses of $200,701, resulting in a loss of $143,900 for the comparative nine month period ending September 30, 2001. Basic and diluted earnings per common share were $0.02 for the nine month period ending September 30, 2002 as compared to a loss of $0.03 for the nine month period ending September 30, 2001.

Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amounts from period to period have no practical analytical value, particularly in view of the net unrealized price appreciation now existing in the Company's consolidated investment portfolio.


                                  *   *   *   *

                         MERCURY PARTNERS & COMPANY INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                            Expressed in U.S. dollars




                                ---------------------------------------
                                  SEPTEMBER 30,          DECEMBER 31,
                                      2002                   2001(1)
                                ----------------       ----------------

ASSETS
 Current
   Cash  and  cash  equivalents    $  248,455              $  301,383
   Marketable  securities             672,682                 394,346
   Loans  and  notes  receivable      225,963               1,015,982
                                ----------------       -----------------
Total  current  assets              1,147,100               1,711,711
                                ----------------       -----------------

Capital  assets                        16,294                  20,699
Investments                         1,539,470                 931,575
                                ----------------       -----------------
                                   $2,702,864              $2,663,985
                                ----------------       -----------------

LIABILITIES  AND  SHAREHOLDERS'  EQUITY
 Current
   Accounts  payable  and
     accrued liabilities           $   14,611              $   92,649
   Marketable  securities
     sold  short                       17,706                  70,360
                                ----------------       -----------------
Total  current  liabilities            32,317                 163,009
                                ----------------       -----------------

SHAREHOLDERS'  EQUITY
 Capital  stock  (authorized
     -  unlimited  number  of
     common shares;  issued
     and  outstanding
     -  8,183,733  shares  at
     September 30, 2002 and
     December 31, 2001)             2,161,333               2,162,089
 Contributed  surplus                 971,859                 971,859
 Deficit                             (462,645)               (632,972)
                                -------------          -----------------
Total  shareholders'  equity        2,670,547               2,500,976
                                -------------          -----------------
                                   $2,702,864              $2,663,985
                                =============          =================




The accompanying notes are an integral part of these consolidated financial statements.


-------------
(1)   Audited

                         MERCURY PARTNERS & COMPANY INC.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                            Expressed in U.S. dollars




                            NINE MONTHS ENDED              THREE MONTHS ENDED
                            SEPTEMBER 30,                  SEPTEMBER 30,
                        -------------------------      --------------------------
                           2002           2001            2002            2001
                        ----------     ----------      ----------      ----------
Revenue                 $262,020       $ 59,430        $   2,844        $(174,568)

Expenses
 General and
  administrative
  expenses                91,693        187,895           44,319           51,357
 Interest expense              -         12,806                -            1,498
                        --------       --------        ---------        ---------
                          91,693        200,701           44,319           52,855
                        --------       --------        ---------        ---------
Operating income (loss)  170,327       (141,271)         (41,475)        (227,423)

Other items                    -         (2,629)               -                -
                        --------       --------        ---------        ---------

Net income (loss)
  for the period         170,327       (143,900)         (41,475)        (227,423)


Retained earnings
  (deficit),
  beginning of
  period                 (632,972)      195,646         (421,170)         279,169
                        ---------      --------        ---------        ---------
Retained earnings
  (deficit), end
  of period             $(462,645)     $ 51,746        $(426,645)       $  51,746
                        =========      ========        =========        =========
Basic and diluted
   earnings per
   share                $    0.02      $  (0.03)       $   (0.01)       $   (0.04)
                        =========      ========        =========        =========




The accompanying notes are an integral part of these consolidated financial statements

                         MERCURY PARTNERS & COMPANY INC.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Expressed in U.S. dollars




                              NINE MONTHS ENDED          THREE MONTHS ENDED
                              SEPTEMBER 30,              SEPTEMBER 30,
                          ------------------------    ------------------------
                            2002            2001        2002            2001
                          ---------       --------    --------        --------
Cash flows from
 operating activities
   Net income (loss)
    for the period        $ 170,327       $(143,900)  $ (41,475)      $(227,423)
 Items not affecting
  cash:
    Amortization              4,544           9,676       1,515           3,225

 Changes in current assets
  and current liabilities:
   (Increase) decrease in
     marketable
     securities             (78,320)       (305,073)   (104,056)        561,892
   Increase in
     securities
     sold short             (52,654)         (3,609)     (8,211)        (148,383)
   Decrease in
     accounts payable       (77,385)         16,795     (29,479)          45,108
   Increase in due
     to/from related
     party                     (742)              -           -                -
   Increase (decrease)
     in loans payable             -               -            -               -
   Foreign exchange            (141)             (2)           -              (2)
                          ---------        --------     --------        --------
Net cash provided by
  (used in) operating
  activities                (34,371)       (426,113)    (181,706)        234,417
                         ----------        --------     --------         -------

CAsh flows from investing activities
   (Acquisition) disposal
     of capital assets,
     net                         89               -            -               -
   (Acquisition) disposal
     of investments        (607,894)     (1,245,892)     (27,514)     (1,273,036)
   Loans, notes and
     receivables            590,004         186,802         (598)        135,364
                          ---------      ----------      -------       ---------
Net cash provided by
  (used in) investing
  activities                (17,801)     (1,059,090)     (28,112)     (1,137,672)
                        -----------      ----------      -------      ----------

Cash flows from financing activities
 Issuance of share capital,
  net of issue costs            (756)        865,760           -         865,760
                        ------------     -----------     -------      ----------
Net cash provided by
  (used in) financing
   activities                   (756)        865,760           -         865,760
                        ------------      ----------     -------      ----------

Increase (decrease)
  in cash and
  equivalents                (52,928)       (619,443)  (209,818)         (37,495)
Cash and cash
  equivalents,
  beginning of
  year                       301,383       1,099,651    458,273          517,703
Cash acquired on
  acquisition                      -         149,963          -          149,963
                          ----------      ----------   --------       ----------
Cash and cash
  equivalents,
  end of year             $ 248,455      $   630,171   $ 248,455     $   630,171
                          =========      ===========   =========     ===========




The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

1.     BASIS  OF  PRESENTATION
The consolidated financial statements contained herein include the accounts of Mercury Partners & Company Inc. and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.     NATURE  OF  OPERATIONS
The Company is organized under the Business Corporations Act (Yukon). The Company currently operates in the financial services industry, engaging in private equity and merchant banking activities.

3.     EARNINGS  PER  SHARE
Earnings per share amounts have been calculated and presented in accordance with the new recommendation of the Canadian Institute of Chartered Accountants, whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and had no impact on the amounts presented.

4.     GENERAL  AND  ADMINISTRATIVE  EXPENSES
For the current fiscal year-to-date period, general and administrative expenses include the following:

Administration, office & travel                                     $    3,914
Depreciation                                                             4,544
Director,  consultant,  management  &  professional  fees               75,902
Foreign exchange                                                          (305)
Interest                                                                   169
Regulatory, transfer agent and shareholder communication                 7,469
------------------------------------------------------------------------------
Total                                                                $  91,693
------------------------------------------------------------------------------

5.     RELATED  PARTY  TRANSACTIONS
As part of the Company's merchant banking service, the Company usually appoints a representative to the client company's board of directors. Accordingly, such transactions are deemed to be related party transactions in nature. For the current fiscal year-to-date period, the aggregate amount of expenditures made to parties not at arm's length from the Company was as follows:

During the quarter ended March 31, 2002, the Company borrowed $50,149 from a company controlled by the management of the Company. The loan was non-interest bearing and was repaid in May 2002.

During the quarter ended June 30, 2002, the Company borrowed $126,473 from a company controlled by a director of the Company. The loan was non-interest bearing and was repaid in May 2002.

During the quarter ended September 30, 2002, the aggregate amount of expenditures made to parties not at arm's length from the Company was nil.


6. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD During the years ended December 31, 2001, 2000 and 1999 and the quarter under review no stock options were granted, exercised, forfeited or cancelled nor does the Company have any common shares held in escrow or subject to any pooling agreements. The following is a summary of the status of stock options outstanding at September 30, 2002:


================================================================================
            Outstanding  Options                         Exercisable  Options
------------------------------------------             -------------------------
                               Weighted                             Weighted
                               Average        Weighted              Average
                               Remaining      Average               Remaining
Exercise      Number           Contractual    Exercise   Number     Contractual
Price         of  Shares       Life (Years)   Price      of Shares  Life (Years)
--------------------------------------------------------------------------------
$1.25         120,000                    3    $1.25      120,000               3
================================================================================

7.     DIRECTOR  AND  OFFICERS

Name  of  Director     Principal  Position
------------------     -------------------
Tom  S.  Kusumoto      President
Tian  Kusumoto         Secretary
Alex  W.  Blodgett     Director
Lance  Eng             Director


                                  *   *   *   *

                                 BC FORM 51-901F
                          QUARTERLY AND YEAR END REPORT
                  This document incorporates Schedules A, B & C

                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES A, B& C.


     /s/  Tom  S.  Kusumoto               /s/  Tian  Kusumoto
     ----------------------               -------------------
     Tom  S.  Kusumoto                    Tian  Kusumoto
     President                            Secretary
     Mercury Partners & Company  Inc.     Mercury  Partners  &  Company  Inc.

     November  28,  2002                  November  28,  2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MERCURY  PARTNERS  &  COMPANY  INC.
              -----------------------------------

By            /s/  Tom  S.  Kusumoto
              ------------------------------
              TOM  S.  KUSUMOTO,  PRESIDENT


Date          November  29,  2002
              -------------------